Vizsla Increases to Eight Drill Rigs at Panuco
and Announces ATM Equity Program with
Canaccord Genuity

(VZLA-TSX-V)

/THIS NEWS RELEASE IS NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR

DISSEMINATION IN THE UNITED STATES/

VANCOUVER, BC, April 1, 2021 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (OTCQB: VIZSF)

(Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to announce that an additional drill rig has arrived at site bringing the total rig count to eight at the Copala-Panuco project ("Panuco" or the "Project") in Sinaloa, Mexico. The Company is also pleased to announce that it has entered into an equity distribution agreement (the "Distribution Agreement") with Canaccord Genuity Corp. ("Canaccord Genuity") and filed a Prospectus Supplement (as defined below) in respect of an at- the-market equity program (the "ATM Program").

The additional drill rig will be mobilized to the northern end of the Animas vein corridor to test the La Bomba, Rosarito and Cuevillas targets within the La Bomba mine. A 100 metre access and drill station are planned to bypass an unsupported area where the old mine is not considered safe to access. The initial drilling will test beneath mined out areas with each target having a strike length of 140 to 250 metres long and mapped widths of 2 metre average width and up to 7 metres maximum width. The shoots remain open below the lowest mined levels and drilling will define depth extensions to this mineralization.

CEO Michael Konnert stated, "With the eighth drill rig mobilized to site the Company is well positioned to maximize its drill program for 2021. We continue to see positive results from the Company's drilling program as demonstrated by the news of the expanded Tajitos vein on March 30, 2021. Vizsla is excited to continue to show the potential of the prospective targets at the Panuco project and look forward to the eighth rig starting to drill at the La Bomba mine soon."

Mr. Konnert added, "The ATM Program gives the Company an avenue for raising funds at our discretion. The Company is currently well-funded with over C$20,000,000 in the bank. We believe that having a well-rounded financing toolbox is important. This is positive for shareholders as we can raise money quickly without a discount or a warrant by issuing treasury shares without a large- scale financing. We are not obligated to utilize the ATM Program, either partially or fully."

Currently, Vizsla has the following rig locations:

Napoleon Vein Corridor: Four rigs along the vein with two focused on resource drilling down plunge and to the south of the main Napoleon zone. A third rig is undertaking systematic expansion drilling approximately 300 metres south of the main Napoleon zone and a fourth is focused on systematic drilling between the Napoleon and Papayo areas.

Cinco Senores Vein Corridor: One rig is expanding on the open mineralization at Tajitos and a second is testing a new target, the Cerrillo vein to the northeast of Tajitos.

Cordon del Oro Vein Corridor: One rig continues to step along the vein at the Aguita Zarca zone.

Animas Vein Corridor: One underground drill rig to test the Rosarito and Cuevillas targets within the La Bomba mine.

ATM Program

The ATM Program allows the Company to issue and sell up to C$15,000,000 of common shares in the capital of the Company (the "Common Shares") from treasury to the public, from time to time, through Canaccord Genuity, at the Company's discretion and in accordance with the terms and conditions of the Distribution Agreement. All Common Shares issued under the ATM Program will be sold in transactions that are deemed to be "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions, including sales made directly on the TSX Venture Exchange or on any other "marketplace" (as defined in National Instrument 21-101 - Marketplace Operation) in Canada, and/or any other method permitted by applicable law, at the prevailing market price at the time of sale and, as such, prices may vary among purchasers during the period of the ATM Program.

The ATM Program is intended to provide the Company with additional financing flexibility should it be required in the future. The volume and timing of distributions under the ATM Program, if any, will be determined in the Company's sole discretion. Distributions of the Common Shares under the ATM Program will be made pursuant to the terms and conditions of the Distribution Agreement.

The ATM Program will be effective until the earlier of the date on which (i) the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program have been completed, and (ii) the receipt issued for the Shelf Prospectus (as defined below) ceases to be effective, unless earlier terminated prior to such date by the Company or Canaccord Genuity in accordance with the terms of the Distribution Agreement. The Company intends to use the net proceeds from the ATM Program, if any, for general corporate purposes and working capital needs, including to advance the Project.

The offering of Common Shares under the ATM Program is qualified by a prospectus supplement dated April 1, 2021 (the "Prospectus Supplement") to the short form base shelf prospectus dated December 1, 2020 (the "Shelf Prospectus"), which were each filed with the applicable securities regulatory authorities in each of the provinces and territories in Canada. The Distribution Agreement, the Prospectus Supplement and the Shelf Prospectus are available on the System for Electronic Document Analysis and Retrieval website at www.sedar.com. Alternatively, Canaccord Genuity will send copies of the Distribution Agreement, the Prospectus Supplement and the Shelf Prospectus upon request by contacting Canaccord Genuity at: Canaccord Genuity Corp., P.O. Box 516, 161 Bay Street, Suite 3000, Toronto, Ontario M5J 2S1, by email at ecm@cgf.com or by telephone at (647) 244-8280.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of the Common Shares in any province, state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

Qualified Person

The Company's disclosure of technical or scientific information in this press release has been reviewed and approved by Martin Dupuis, P.Geo., Vice President of Technical Services for Vizsla. Mr. Dupuis is a Qualified Person as defined under the terms of National Instrument 43-101.

About the Panuco project

Vizsla has an option to acquire 100% of the newly consolidated 9,386.5-hectare Panuco district in southern Sinaloa, Mexico, near the city of Mazatlán. The option allows for the acquisition of over 75 kilometres of total vein extent, a 500 ton per day mill, 35 kilometres of underground mines, tailings facilities, roads, power and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward- looking statements or information relate to, among other things: the issuance, sale and distribution of Common Shares pursuant to the ATM Program, including the price, volume and timing of any distributions; the intended use of net proceeds from the ATM Program, if any; and other statements that are not historical facts.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla's management discussion and analysis and annual information form. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: For more information and to sign-up to the mailing list, please contact:

Michael Konnert, President and Chief Executive Officer, Tel: (604) 838-4327, Email: michael@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 19:50e 01-APR-21